02057556

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of ~~Foreign Private~~ Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 9, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

INTERIM REPORT TO SHAREHOLDERS

2|0|0|2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Periods ended June 30, 2002

FINANCIAL HIGHLIGHTS

(Stated in thousands of dollars, except per share amounts)

	Three Months Ended June 30			Six Months Ended June 30		
FINANCIAL RESULTS	2002	2001	% Change	2002	2001	% Change
Revenue	$ 345,954	$ 409,917	(15.6)	$ 912,068	$ 1,023,572	(10.9)
Operating earnings (1)	5,767	58,024	(90.1)	120,678	217,562	(44.5)
Earnings before goodwill amortization	3,327	39,053	(91.5)	70,156	127,062	(44.8)
Net earnings	3,327	31,123	(89.3)	70,156	111,182	(36.9)
Diluted earnings per share:						
Before goodwill amortization	0.06	0.71	(91.5)	1.28	2.32	(44.8)
After goodwill amortization	0.06	0.57	(89.5)	1.28	2.03	(36.9)
Cash flow (2)	11,957	92,066	(87.0)	129,230	262,411	(50.8)
Cash flow per share - diluted (2)	0.22	1.68	(86.9)	2.37	4.80	(50.6)

FINANCIAL POSITION	June 30, 2002	December 31, 2001
Working capital	$ 200,388	$ 215,919
Long-term debt (3)	$ 419,103	$ 496,200
Long-term debt to long-term debt plus equity (3)	0.22	0.26

(1) See explanation on page 2
(2) Cash flow is defined as "Funds provided by operations"
(3) Excludes current portion of long-term debt

Earnings per share of $0.06 for the quarter was down substantially over the $0.71 (before goodwill amortization) for the same quarter last year. For the six-month period, earnings per share of $1.28 was also down from the $2.32 (before goodwill amortization) achieved during the same period last year.

Revenue of $345.9 million in the second quarter declined by 16% from last year. Declines in oilfield activity in Canada, and to a relatively greater extent in the US, were partially mitigated by continued increase in our international businesses.

Much of our international business is conducted in US dollars, which for a Canadian company brings with it exposure to foreign exchange fluctuations. The rapid strengthening of the Canadian dollar versus the US dollar during the second quarter from $Cdn/$US 1.5935 to 1.5187 resulted in earnings being negatively impacted by a foreign exchange loss of $4.1 million.

The 2001 comparative numbers have been restated to give effect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US denominated long-term debt. This new standard, which is consistent with US practice, resulted in an increase in earnings per share for the three months ended June 30, 2001 of $0.03 and a decrease in earnings per share of $0.01 for the six months ended June 30, 2001.

During the quarter we have mobilized two additional rigs to Mexico in support of the Burgos integrated services project. These rigs are for additional wells under the existing contract with Petróleos Mexicanas (PEMEX). The project continues to operate ahead of schedule. The continued shift of the Corporation's revenue stream from domestic to international is illustrated in the following charts.

REVENUE BY GEOGRAPHIC DISTRIBUTION

2002: *Six months ended June 30*
Total: $912.1 Million


Rest of world 32%
Canada 68%

2001: *Six months ended June 30*
Total: $1,023.6 Million


Rest of world 23%
Canada 77%

The following charts illustrate the continued transition of the Corporation in providing diversified services to our customers.

REVENUE BY SEGMENT

2002: *Six months ended June 30*
Total: $912.1 Million


Technology Services 37%
Rental & Production 16%
Contract Drilling 47%

2001: *Six months ended June 30*
Total: $1,023.6 Million


Technology Services 33%
Rental & Production 14%
Contract Drilling 53%

SEGMENT REVIEW

(Stated in thousands of dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Operating earnings [(1)]:				
Contract Drilling Group	$ 15,487	$ 35,442	$ 117,009	$ 151,800
Technology Services Group	(15,965)	9,052	(7,942)	46,904
Rental and Production Group	13,947	17,868	26,827	33,794
Corporate and Other	(7,702)	(4,338)	(15,216)	(14,936)
	$ 5,767	$ 58,024	$ 120,678	$ 217,562

(1) *Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.*

CONTRACT DRILLING GROUP

(Stated in thousands of dollars, except per day/hour amounts)

Three Months Ended June 30		2002	% of Revenue		2001	% of Revenue
Revenue	$	123,003		$	183,207	
Expenses:						
Operating		88,260	71.8		123,177	67.3
General and administrative		7,598	6.2		8,203	4.5
Depreciation and amortization		11,597	9.4		15,625	8.5
Foreign exchange		61	–		760	0.4
Operating earnings	$	15,487	12.6	$	35,442	19.3
						% Change
Number of drilling rigs (end of period)		241			243	(0.8)
Drilling operating days		5,036			8,962	(43.8)
Drilling revenue per operating day	$	16,781		$	15,045	11.5
Number of service rigs (end of period)		242			257	(5.8)
Service rig operating hours		74,946			99,838	(24.9)
Service revenue per operating hour	$	405		$	400	1.3

Six Months Ended June 30		2002	% of Revenue		2001	% of Revenue
Revenue	$	428,586		$	540,892	
Expenses:						
Operating		261,579	61.0		329,578	60.9
General and administrative		17,019	4.0		17,547	3.3
Depreciation and amortization		32,277	7.5		42,903	7.9
Foreign exchange		702	0.2		(936)	(0.2)
Operating earnings	$	117,009	27.3	$	151,800	28.1
						% Change
Number of drilling rigs (end of period)		241			243	(0.8)
Drilling operating days		18,363			26,312	(30.2)
Drilling revenue per operating day	$	16,871		$	15,417	9.4
Number of service rigs (end of period)		242			257	(5.8)
Service rig operating hours		204,234			264,902	(22.9)
Service revenue per operating hour	$	463		$	428	8.2

The Contract Drilling Group revenue declined by 33% in the second quarter compared to the same quarter last year. For the six-month period, revenue declined 21% from last year.

In Canada, the rig fleet achieved 4,148 operating days for a 20% utilization in the quarter compared to 7,512 operating days last year with a 36% utilization. The drop of 45% for the quarter and 32% for the six-month period follows the overall industry activity decline. Average day rates also declined 4% for the quarter in comparison to the same quarter last year as competitive pressures are having an adverse impact on Canadian pricing.

Increased international drilling activity, especially in Mexico, has partially offset the domestic declines in operating days and contributed significantly to overall day rates for drilling.

The service rig fleet generated 74,946 operating hours in the quarter, down 25% from last year. Average hourly rates have held in the quarter and were ahead by 8% for the six-month period in 2002 over 2001. Service rig revenue, which is lower margin work than drilling, accounted for 25% of the group's revenue in the second quarter, up from 22% last year.

TECHNOLOGY SERVICES GROUP

(Stated in thousands of dollars)

Three Months Ended June 30	2002	% of Revenue	2001	% of Revenue
Revenue	$ 146,991		$ 145,779	
Expenses:				
Operating	115,447	78.5	98,754	67.8
General and administrative	21,374	14.6	19,559	13.4
Depreciation and amortization	13,986	9.5	11,945	8.2
Research and engineering	8,227	5.6	7,776	5.3
Foreign exchange	3,922	2.7	(1,307)	(0.9)
Operating earnings	$ (15,965)	(10.9)	$ 9,052	6.2
				% Change
Wireline jobs performed	6,321		8,586	(26.4)
Directional wells drilled	372		157	136.9
Well testing/CPD (1) man-days (Canada only)	8,329		11,643	(28.5)

Six Months Ended June 30	2002	% of Revenue	2001	% of Revenue
Revenue	$ 333,187		$ 334,412	
Expenses:				
Operating	248,748	74.7	207,994	62.2
General and administrative	43,207	12.9	38,894	11.6
Depreciation and amortization	29,676	8.9	24,253	7.3
Research and engineering	16,288	4.9	15,247	4.6
Foreign exchange	3,210	1.0	1,120	0.3
Operating earnings	$ (7,942)	(2.4)	$ 46,904	14.0
				% Change
Wireline jobs performed	15,573		20,313	(23.3)
Directional wells drilled	787		597	31.8
Well testing/CPD (1) man-days (Canada only)	26,549		28,309	(6.2)

(1) Controlled Pressure Drilling (CPD)

Revenue for Technology Services Group (TSG) was basically flat with last year for both the quarter and for the six-month period. The revenue mix however changed significantly with the contribution to revenue for the second quarter as follows: Canada 32% (2001 - 43%), US 24% (2001 - 42%) and International 44% (2001 - 15%). Increased operations in Mexico on the Burgos integrated service project and additional contracts in that country, combined with expansion in the Europe/Africa and Asia/Pacific regions contributed to the 123% year over year second quarter international revenue growth.

Operating earnings as a percentage of revenue declined from 6% in the second quarter of 2001 to a loss of 11% this year with the US market accounting for more than 70% of the earnings decline. The US was impacted by lower drilling activity levels and lower operating margins driven by more competitive pricing. Business performance is expected to improve as additional new logging-while -drilling (LWD) technology and improved hostile environment wireline tools roll out later in 2002.

In addition, due to the nature of TSG's international businesses, exposure to foreign currency fluctuations impacted earnings. During the second quarter of 2002 TSG reported a foreign exchange loss of $3.9 million in comparison to a gain of $1.3 million for the same period last year.

A number of service contracts in the Middle East and Asia/Pacific regions were secured during the quarter. These projects will start in the third and fourth quarters of 2002.

Research and engineering expenditures continued at prior year levels despite reduced activity as we continue with the roll out and development of the new tools.

RENTAL AND PRODUCTION GROUP

(Stated in thousands of dollars)

Three Months Ended June 30	2002	% of Revenue	2001	% of Revenue
Revenue	$ 75,960		$ 79,464	
Expenses:				
Operating	54,894	72.3	54,815	69.0
General and administrative	3,162	4.2	2,842	3.6
Depreciation and amortization	3,845	5.0	3,580	4.5
Foreign exchange	112	0.1	359	0.4
Operating earnings	$ 13,947	18.4	$ 17,868	22.5
				% Increase
Equipment rental days (000's)	125		239	(47.7)
Number of compressor packages sold	11		15	(26.7)
Plant maintenance man-days (000's)	73		61	19.7

Six Months Ended June 30	2002	% of Revenue	2001	% of Revenue
Revenue	$ 150,295		$ 146,801	
Expenses:				
Operating	109,318	72.7	99,873	68.0
General and administrative	6,417	4.3	5,794	4.0
Depreciation and amortization	7,592	5.1	7,253	4.9
Foreign exchange	141	0.1	87	0.1
Operating earnings	$ 26,827	17.8	$ 33,794	23.0
				% Increase
Equipment rental days (000's)	299		488	(38.7)
Number of compressor packages sold	39		28	39.3
Plant maintenance man-days (000's)	131		113	15.9

The Rental and Production Group continued to have strong performance despite the decline in drilling activity. Revenue for the second quarter decreased 4% from last year but achieved operating earnings of 18% down from 23% last year.

Oilfield rental and gas compression packaging businesses revenue declined 23% in the second quarter, which was consistent with the reduction in Canadian drilling activity. These declines, however, were largely offset by a 12% increase in the industrial plant maintenance operation, which benefited from the expansion of the oilsands projects in Northern Alberta and the shift in activity from the US to Canada with the seasonal plant shutdown period in Canada.

CORPORATE AND OTHER EXPENSES

Corporate and other expenses of $7.7 million for the second quarter have increased over the $4.3 million for the same period last year. The operating loss in the second quarter of 2001 was reduced by $1.5 million of revenue for miscellaneous items with no comparable amount for 2002. The remainder of the increase relates to additional costs incurred to support our growth in international markets.

General and administrative costs included in corporate and other expenses are comprised primarily of head office functions.

OTHER ITEMS

Interest expense for the three months ended June 30, 2002 was $8.5 million, a drop of $2.8 million or 25% from the same period last year. The decline arose partially from the drop in the average net debt outstanding from $662.9 million for the second quarter in 2001 to $562.6 million in 2002 and also from reduced average interest rates from 7.4% to 6.2%. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash.

The effective tax rate on earnings before income taxes, goodwill amortization and non-controlling interest for the second quarter was a recovery of 238% in comparison to a cost of 19.5% last year. The recovery in 2002 is partially a result of the favorable impact of $2.6 million on future income tax balances from a 0.5% rate reduction in Alberta effective April 1, 2002. In addition, the effective tax rate is impacted by losses taxed at higher rates in North America than earnings generated in lower tax jurisdictions.

Effective January 1, 2002, the Corporation adopted the new standard for accounting for goodwill and other intangible assets. Under the standard, goodwill is no longer amortized but tested for impairment at least annually. Accordingly, no goodwill amortization has been recorded in 2002. The Corporation has completed its assessment of the potential impairment of goodwill and has concluded that there is no indication of impairment.

During the month of July, the Corporation issued 37,000 shares on exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

Working capital decreased from $215.9 million at December 31, 2001 to $200.4 million at June 30, 2002 and the working capital ratio improved marginally from 1.56 to 1.60. The Corporation's long-term debt to long-term debt plus equity ratio improved from 0.26 to 0.22. Funds provided by operations of $129.2 for the six months ended June 30, 2002 were in excess of capital expenditures of $108.5 million for the same period.

The Corporation's total borrowing at June 30, 2002 amounted to $528.4 million of which 68% was fixed and 32% was floating. During the second quarter, Precision increased its syndicated facility from $300.0 million to $350.0 million. The Corporation had unused lines of credit amounting to $250.1 million at the end of the second quarter.

OUTLOOK

We continue to anticipate improved business conditions in North America primarily driven by natural gas supply and demand fundamentals. Declining production and increased demand should translate into future increases in exploration and development activity. International business opportunities have remained strong relative to North America and we also anticipate continued improvement in this area.

We are less certain as to the timing of improvements in oilfield activity, however, we remain committed to our long-term investment plan aimed at enhancing the suite of services offered by our Technology Services Group and increasing our international market presence.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this interim report, including statements which may contain words such as "could", "plan", "should", "anticipate", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and supply and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters.

These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

	June 30, 2002	December 31, 2001
	(unaudited)	(restated - Note 4)
ASSETS		
Current assets:		
Cash	$ 27,218	$ 13,231
Accounts receivable	390,481	474,528
Income taxes recoverable	590	–
Inventory	115,492	111,393
	533,781	599,152
Property, plant and equipment, net of accumulated depreciation	1,438,931	1,418,609
Intangibles, net of accumulated amortization	73,187	74,004
Goodwill	545,377	545,377
Other assets	13,335	14,216
	$ 2,604,611	$ 2,651,358
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 89,515	$ 85,384
Accounts payable and accrued liabilities	214,598	253,342
Income taxes payable	–	12,764
Current portion of long-term debt	29,280	31,743
	333,393	383,233
Long-term debt	419,103	496,200
Future income taxes	344,348	355,078
Non-controlling interest	1,607	868
Shareholders' equity:		
Share capital	907,185	887,160
Retained earnings	598,975	528,819
	1,506,160	1,415,979
	$ 2,604,611	$ 2,651,358
Common shares outstanding (000's)	53,877	53,176
Common share purchase options outstanding (000's)	4,131	4,406

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (unaudited)

(Stated in thousands of dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001*	2002	2001*
		(restated - Note 4)		(restated - Note 4)
Revenue	$ 345,954	$ 409,917	$ 912,068	$ 1,023,572
Expenses:				
Operating	258,601	276,747	619,645	638,617
General and administrative	38,767	35,852	79,733	76,422
Depreciation and amortization	30,497	31,706	71,671	75,453
Research and engineering	8,227	7,776	16,288	15,247
Foreign exchange	4,095	(188)	4,053	271
	340,187	351,893	791,390	806,010
Operating earnings	5,767	58,024	120,678	217,562
Interest	8,536	11,358	17,454	24,439
Dividend income	(39)	(1,106)	(39)	(1,106)
Gain on disposal of investments	–	(757)	–	(1,356)
Earnings before income taxes, non-controlling interest and goodwill amortization	(2,730)	48,529	103,263	195,585
Income taxes:				
Current	13,280	(15,923)	43,117	9,361
Future	(19,771)	25,399	(10,749)	59,162
	(6,491)	9,476	32,368	68,523
Earnings before non-controlling interest and goodwill amortization	3,761	39,053	70,895	127,062
Non-controlling interest	434	–	739	–
Earnings before goodwill amortization	3,327	39,053	70,156	127,062
Goodwill amortization, net of tax (Note 3)	–	7,930	–	15,880
Net earnings	3,327	31,123	70,156	111,182
Retained earnings, beginning of period (Note 4)	595,648	422,344	528,819	342,285
Retained earnings, end of period	$ 598,975	$ 453,467	$ 598,975	$ 453,467
Earnings per share before goodwill amortization:				
Basic	$ 0.06	$ 0.74	$ 1.31	$ 2.41
Diluted	$ 0.06	$ 0.71	$ 1.28	$ 2.32
Earnings per share:				
Basic	$ 0.06	$ 0.59	$ 1.31	$ 2.11
Diluted	$ 0.06	$ 0.57	$ 1.28	$ 2.03
Common shares outstanding (000's)	53,877	53,071	53,877	53,071
Weighted average shares outstanding (000's)	53,612	52,966	53,434	52,779
Diluted shares outstanding (000's)	55,047	54,713	54,638	54,662

* *Certain expenses have been reclassified from general and administrative expenses to be more appropriately included in operating expenses.*

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

(Stated in thousands of dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001 (restated - Note 4)	2002	2001 (restated - Note 4)
Cash provided by (used in):				
Operations:				
Net earnings	$ 3,327	$ 31,123	$ 70,156	$ 111,182
Items not affecting cash:				
Depreciation and amortization	30,497	31,706	71,671	75,453
Goodwill amortization	–	7,930	–	15,880
Gain on disposal of investments	–	(757)	–	(1,356)
Future income taxes	(19,771)	25,399	(10,749)	59,162
Non-controlling interest	434	–	739	–
Amortization of deferred financing costs	324	340	648	652
Unrealized foreign exchange loss (gain) on long-term debt	(2,854)	(3,675)	(3,235)	1,438
Funds provided by operations	11,957	92,066	129,230	262,411
Changes in non-cash working capital balances	124,842	79,537	28,250	(39,654)
	136,799	171,603	157,480	222,757
Investments:				
Business acquisitions, net of cash acquired	–	225	–	(29,372)
Purchase of property, plant and equipment	(59,612)	(91,671)	(106,392)	(167,693)
Purchase of intangibles	(1,971)	–	(2,086)	–
Proceeds on sale of property, plant and equipment	11,144	4,832	17,302	13,255
Proceeds on disposal of investments	–	936	–	1,712
Investments	–	–	(147)	–
	(50,439)	(85,678)	(91,323)	(182,098)
Financing:				
Increase in long-term debt	–	–	10,119	–
Repayment of long-term debt	(80,100)	(10,995)	(86,445)	(58,277)
Deferred financing costs on long-term debt	–	(38)	–	(38)
Issuance of common shares on exercise of options	14,603	2,887	20,025	17,133
Issuance of common shares on exercise of warrants	–	–	–	2,370
Change in bank indebtedness	(483)	(92,676)	4,131	(22,549)
	(65,980)	(100,822)	(52,170)	(61,361)
Increase (decrease) in cash	20,380	(14,897)	13,987	(20,702)
Cash, beginning of period	6,838	14,897	13,231	20,702
Cash, end of period	$ 27,218	$ –	$ 27,218	$ –
Funds provided by operations per share:				
Basic	$ 0.22	$ 1.74	$ 2.42	$ 4.97
Diluted	$ 0.22	$ 1.68	$ 2.37	$ 4.80

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(Tabular amounts stated in thousands of dollars, except per share amounts)

Note 1. Basis of Presentation

These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2001, except for accounting policy changes outlined in Notes 3, 4 and 5. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2001 contained in the Corporation's 2001 annual report.

Note 2. Seasonality of Operations

The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

Note 3. Accounting for Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Corporation adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets.

Under the new business combination standard the Corporation is required to use the purchase method to account for all business combinations and identify, separate from goodwill, other intangible assets that arise from contractual or legal rights or that can be separately sold. There have not been any business acquisitions during the six-month period ended June 30, 2002.

Under the new standard for accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. As required, the Corporation has completed its assessment of the potential impairment of goodwill and concluded that there is no indication of impairment.

Note 4. Foreign Currency Translation

Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are no longer deferred and amortized but rather expensed as incurred.

As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt and are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million at January 1, 2002 ($115,000 at January 1, 2001).

Note 5. Stock-Based Compensation Plans

Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options. The Corporation's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. As a result the Corporation has the option to apply either the intrinsic value based or the fair value based method of accounting for stock-based compensation awards granted to employees.

The Corporation has elected to apply the intrinsic value based method and accordingly, no compensation costs have been recognized in the financial statements. In accordance with the Corporation's share option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the six-month period ended

June 30, 2002 was $20.87 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.7%, expected life of 4.0 years and expected volatility of 49%.

Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted in 2002, net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.

		Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Net earnings	- As reported	$ 3,327	$ 70,156
	- Pro forma	2,135	68,213
Diluted EPS	- As reported	$ 0.06	$ 1.28
	- Pro forma	0.04	1.25

NOTE 6. SEGMENT INFORMATION

Three months ended June 30, 2002	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 123,003	$ 146,991	$ 75,960	$ –	$ 345,954
Operating earnings	15,487	(15,965)	13,947	(7,702)	5,767
Research and engineering	–	8,227	–	–	8,227
Depreciation and amortization	11,597	13,986	3,845	1,069	30,497
Assets	1,259,952	1,027,329	237,227	80,103	2,604,611
Capital expenditures	9,163	48,859	3,099	462	61,583
Three months ended June 30, 2001 (1)					
Revenue	$ 183,207	$ 145,779	$ 79,464	$ 1,467	$ 409,917
Operating earnings	35,442	9,052	17,868	(4,338)	58,024
Research and engineering	–	7,776	–	–	7,776
Depreciation and amortization	15,625	11,945	3,580	556	31,706
Assets	1,329,695	810,794	218,177	131,398	2,490,064
Capital expenditures*	32,446	38,288	5,296	15,641	91,671

Six months ended June 30, 2002 (1)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 428,586	$ 333,187	$ 150,295	$ –	$ 912,068
Operating earnings	117,009	(7,942)	26,827	(15,216)	120,678
Research and engineering	–	16,288	–	–	16,288
Depreciation and amortization	32,277	29,676	7,592	2,126	71,671
Assets	1,259,952	1,027,329	237,227	80,103	2,604,611
Capital expenditures	19,004	77,022	11,710	742	108,478
Six months ended June 30, 2001 (1)					
Revenue	$ 540,892	$ 334,412	$ 146,801	$ 1,467	$ 1,023,572
Operating earnings	151,800	46,904	33,794	(14,936)	217,562
Research and engineering	–	15,247	–	–	15,247
Depreciation and amortization	42,903	24,253	7,253	1,044	75,453
Assets	1,329,695	810,794	218,177	131,398	2,490,064
Capital expenditures*	57,592	77,999	14,825	17,277	167,693

* *excludes business acquisitions*

(1) *Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.*

HEAD OFFICE

PRECISION DRILLING CORPORATION
4200, 150-6th Avenue SW
Calgary, Alberta T2P 3Y7
Telephone: (403) 716-4500
Facsimile: (403) 264-0251
Website: www.precisiondrilling.com

DIRECTORS

W.C. (MICKEY) DUNN (3)
Edmonton, Alberta

ROBERT J. S. GIBSON (1) (3)
Calgary, Alberta

STEVEN C. GRANT (1) (2)
Houston, Texas

MURRAY K. MULLEN (2)
Calgary, Alberta

PATRICK M. MURRAY (1)
Dallas, Texas

FREDERICK W. PHEASEY (3)
Edmonton, Alberta

HANK B. SWARTOUT
Calgary, Alberta

H. GARTH WIGGINS (1)
Calgary, Alberta

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee Member

OFFICERS

HANK B. SWARTOUT
Chairman of the Board,
President and Chief Executive Officer

DALE E. TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

LARRY J. COMEAU
Senior Vice President
Technology Services Group

M.J. (MICK) MCNULTY
Vice President Business Development
and Treasurer

R.T. (BOB) GERMAN
Vice President Finance

JAN M. CAMPBELL
Corporate Secretary

BANKER

ROYAL BANK OF CANADA
Calgary, Alberta

LEGAL COUNSEL

BORDEN LADNER GERVAIS LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

STOCK EXCHANGE LISTINGS

Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRADING PROFILE

TORONTO
January 1, 2002 to June 30, 2002
High: $61.30
Low: $36.74
Volume traded – 37.8 million

NEW YORK
January 1, 2002 to June 30, 2002
High: US$39.24
Low: US$23.10
Volume traded – 32.9 million

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE TRUST
COMPANY OF CANADA
Calgary, Alberta

TRANSFER POINT

COMPUTERSHARE TRUST
COMPANY, INC.
New York, New York

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of shareholder related services, including:

- Change of address
- Lost share certificates
- Transfer of stock to another person
- Estate Settlement

You can call our Transfer Agent toll free at:
1-800-558-0046

You can write them at:
COMPUTERSHARE TRUST
COMPANY OF CANADA
600, 530-8th Ave. SW
Calgary, Alberta T2P 3S8

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this interim report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION

Anyone with access to the Internet can view this interim report electronically at www.precisiondrilling.com

ESTIMATED INTERIM RELEASE DATES

2002 Third Quarter
October 31, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ____________________
Jan Campbell
Corporate Secretary

Date: November 28, 2001